June 25, 2009

						     direct dial:  214/745-5600
							 mgjohnson@winstead.com

Peter J. Tennyson, Esq.
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, CA  92626


Dear Mr. Tennyson:

	I am in receipt of your letter dated June 24, 2009. Frankly, I have struggled with how best to respond.

	The cases you cited as authority for your position are clearly off point. Given that, I'm not sure what else need be said.

	The Company remains prepared to consider any request for access to the Company's books and records that it receives from any stockholder. If the request states a proper purpose and otherwise satisfies the requirements of
Section 220 of the Delaware General Corporation Law, the Company will diligently comply with its duties and obligations in accordance with applicable law.

	Thank you.

							Very truly yours,



							Mark G. Johnson

MGJ:sb

cc:  Nancy Harris, President and CEO